RODMAN & RENSHAW, LLC

February 22, 2010

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	CryoPort, Inc.
Registration Statement on Form S-1
File No. 333-162350

Ladies and Gentleman:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Rodman & Renshaw, LLC joins the request of CryoPort, Inc. (the “Company”) that the effective date of the Registration Statement referred to above be accelerated so as to permit it to become effective at 9:00 a.m., Eastern Time, on Wednesday, February 24, 2010, or as soon thereafter as possible.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that between February 2, 2010 and the date hereof, 59 copies of the Preliminary Prospectus, dated February 2, 2010 have been distributed as follows: 59 to institutional investors and none to others. In addition, approximately 30 copies of the Preliminary Prospectus, dated February 22, 2010 have been distributed as follows: approximately 30 to institutional investors and none to others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

RODMAN & RENSHAW, LLC

By:	/s/ JOHN J. BORER III
John J. Borer III
Senior Managing Director